KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

September 28, 2021

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 6, 2021
File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

The Company has received the letter dated September 20, 2021 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the upcoming National Day public holidays in China that run from October 1, 2021 through October 7, 2021 and the additional time required to gather sufficient information and prepare thorough responses to address certain accounting-related comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible prior to October 25, 2021.

If you have any additional questions or comments regarding the 2020 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4863 or julie.gao@skadden.com. Thank you very much.

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP